Exhibit No. 99.1

FAIRMONT TO MANAGE MIXED-USE LUXURY HOTEL
DEVELOPMENT AT TAMARACK RESORT IN IDAHO
- Fairmont’s First U.S. Purpose-Built, All-Season Destination Resort -

TORONTO, December 20, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has entered into an agreement with a joint venture between Agassi Graf Development LLC and Bayview Financial® L.P., through its real estate investment and development group, to manage a luxury mixed-use property within Tamarack Resort, an all-season mountain destination located 90 miles north of Boise, Idaho. When the property opens in 2008, Fairmont will manage the 225-room condo hotel, which will also include a spa and several residential components. The transaction is subject to certain terms and conditions being finalized and sales activities are expected to begin in early 2006.

William R. Fatt, Fairmont’s Chief Executive Officer, said, “We are delighted to be the selected manager for this high caliber project. We have been looking for a U.S. resort destination with significant ski and golf amenities to complement our current portfolio and this development is the perfect opportunity. The residential offerings will allow Fairmont to extend its luxury brand to both guests and secondary home owners.” Continued Mr. Fatt, “We are pleased to be partnering with Agassi Graf Development and Bayview Financial, who are dedicated to making this project a world-class, all-season destination.”

“Our vision is to create an exceptional lifestyle offering worthy of Tamarack’s incredible surroundings,” said Andre Agassi. “All of our partners involved in this development are committed to delivering the highest level of quality and luxury possible. We are excited to have Fairmont join us in this endeavor.”

Robbie Oppenheim, Managing Director of Bayview Financial’s real estate investment and development group commented, “The selection of Fairmont was made after an extensive search for a partner that not only had expertise in operating complex, all-season mountain resort properties but that truly understood our vision for this project. As real estate developers, we are thrilled to have Fairmont as a partner and look forward to working together to develop this special project.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Agassi Graf Development LLC
Agassi Graf Development is a real estate development company focused on the creation of luxury, resort and lifestyle-oriented offerings in partnership with the industry’s leading developers and brands. The company specializes in developing the design and overall lifestyle component of real estate offerings under the direction and vision of Andre Agassi and Stefanie Graf.

About Bayview Financial, L.P.
Bayview Financial®is a full-service real estate investment, development and mortgage finance company that specializes in meeting the needs of real estate investors, mortgage companies, banks, savings institutions, and loan and securities brokers.

About Tamarack Resort
Tamarack Resort, the first all-season resort to be permitted in the U.S. in more than 23 years, has received national attention for a world-class mountain for skiing, hiking and mountain biking, a Robert Trent Jones II signature golf course, and beautiful Lake Cascade, ideal for swimming, sailing, fishing, sea kayaking, and boating.  Tamarack is a luxury boutique resort with a variety of lodging options all within walking distance of the four-season amenities.

Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com